Touchstone Advisors, Inc.
Bo James Howell
303 Broadway, Suite 1100
Cincinnati, OH 45202
(513) 629-2941
bo.howell@wslife.com

December 4, 2013

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:  Mr. Chad Eskildsen

Re:                             Touchstone Institutional Funds Trust (1940 Act File No. 811-21113) (the “Trust”)

Dear Mr. Eskildsen:

On behalf of the Trust, this letter is being filed with the Securities and Exchange Commission (the “SEC”) via EDGAR to respond to your oral comments provided on November 12, 2013, in connection with the SEC staff’s review of periodic disclosures required by Section 408 of the Sarbanes-Oxley Act of 2002.  I appreciate the opportunity to address your comments. For your convenience, your comments are set out below in italicized text and each comment is followed by the Trust’s response.

1.              The Series and Class Identifiers for the Touchstone Emerging Markets Equity Fund II, Touchstone Intermediate Fixed Income Fund,  Touchstone Large Cap Core Equity, and Touchstone Florida Tax-Free Money Market Fund (each a separate series of another Touchstone Trust) still list these funds as active although there has been no recent activity associated with these identifiers.  Please review all series and class identifiers and close any non-active funds.

Response:                                        We are making the requested changes for these inactive funds.

2.              The Trust’s Annual Report illustrates that the Touchstone Sands Capital Institutional Growth Fund (the “Fund”) has more than 25 percent of its assets invested in the Information Technology sector.  Please explain how this level of investment is consistent with the Fund’s fundamental concentration policy.  Also, please ensure that the prospectus for the Fund discloses the appropriate strategy and risks associated with concentrating in a particular sector.

Response:                                        The Annual Report discloses the Fund’s exposure to certain broad sectors.  These broad sectors are comprised of numerous industries.  Thus, although the Fund may be focusing on certain sectors, it is not concentrating in any one industry or related group of industries.  Regarding the strategies and risks associated with these investments, the Fund will make any applicable changes in its next annual amendment.

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This letter incorporates by reference the “Tandy Letter” signed by an officer of the Trust, which is attached as Exhibit A.  If you have any further questions or comments, please contact me at 513.629.2941.

Sincerely,

/s/ Bo James Howell

Bo James Howell, Esq.

Cc:                             John M. Ford, Esq.

Exhibit A

December 4, 2013

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:  Mr. Chad Eskildsen

Re:                             Touchstone Institutional Funds Trust (1940 Act File No. 811-21113) (the “Trust”)

Dear Mr. Eskildsen:

In connection with the Trust’s response to your oral comments received on November 12, 2013, with respect to the Securities and Exchange Commission (the “Commission”) staff’s review of periodic disclosures required by Section 408 of the Sarbanes-Oxley Act of 2002, the Trust is providing the following representations, as instructed:

The Trust acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the applicable filings, (ii) Commission staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings, and (iii) the Trust may not assert staff comments with respect to the filings as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions concerning this letter to Bo James Howell, Esq., of Western & Southern Financial Group, internal counsel to the Trust, at 513.629.2941.

Very truly yours,

/s/ Tim Paulin

Tim Paulin
Vice President